SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.

Dated June 14, 2002

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F [X]   Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ]   No [X]

(This report consists of 41 pages)

Table of Documents Filed

(TK) 12851/001/6K/06.14.6k.wpd

2

[*English Translation*]

The Tokio Marine and Fire Insurance Company, Limited
2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

June 11, 2002

To our shareholders:

We hereby wish to inform you that at our 59th Ordinary General Meeting of Shareholders to be held on June 27, 2002, in accordance with approval granted at our Extraordinary Meeting of Shareholders held on December 20, 2001, our sole eligible voting shareholder will be Millea Holdings, Inc.

In consequence, we hereby confirm that all shareholders registered on our final register of shareholders (including our register of beneficial shareholders) as of March 31, 2002 will not be eligible to participate in the meeting of shareholders.

In addition, regarding dividends for our 59th fiscal year a dividend of 8.50 yen per share has been recommended and, subject to approval at our 59th Ordinary General Meeting of Shareholders, will be paid to eligible shareholders registered as of March 31, 2002.

Please find our business report for fiscal year 2001 and other materials attached herewith.

We look forward to your continued support.

Sincerely,

Kunio Ishihara

President

Business Report for Fiscal Year 2001
(April 1, 2001 to March 31, 2002)

1. Business Developments and Results

In fiscal 2001, the Japanese economy continued to show few signs of recovery, reflecting lower capital investment amid a slowdown in the global economy and dwindling personal consumption owing to rising unemployment. It was a challenging period for the domestic non-life insurance industry, highlighted by deregulation of the agency system and the lifting of restrictions on entry into third-sector insurance by both life and non-life firms. Additionally, sluggish equity prices and the terrorist strikes in the United States dramatically affected the income of many companies.

Against this backdrop, The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine), forged ahead in the last year of our three-year company plan, *Big Challenge 2001—Initiatives for the 21st Century*. The main focuses of these efforts are outlined below.

Business Integration

In December 2001, Tokio Marine and The Nichido Fire and Marine Insurance Co., Ltd. (Nichido Fire), held extraordinary shareholder meetings to approve the integration of the management and business of the two companies through the creation of a new holding company called Millea Holdings, Inc. (Millea Holdings). Millea Holdings was formed on April 2, 2002, after receiving authorization from government authorities. Millea Holdings will strategically focus Group resources on high-growth business areas offering superior profitability while enhancing Group enterprise value by swiftly achieving synergies from the integration of Tokio Marine and Nichido Fire.

From November 2001 through January this year, Tokio Marine consulted with Asahi Mutual Life Insurance Co. (Asahi Life) about the possibility of an early integration of the life operations of Asahi Life, but an agreement was not reached. Asahi Life still intends to proceed with integrating its business into Millea Holdings Group by April 2004, as originally scheduled. The Kyoei Mutual Fire & Marine Insurance Co. also plans to integrate its management and business into Millea Holdings Group by April 2003.

Products and Services

During fiscal 2001, we launched new cancer, medical, and elderly nursing insurance products that Millea Group members jointly developed in response to third-sector liberalization. Our one-year cancer and medical insurance products were particularly well received for their flexible protection.

Also during fiscal 2001, we jointly developed *Super Insurance* with Nichido Fire. This package moves beyond traditional life/non-life insurance boundaries to deliver a full-fledged integrated life, property and casualty insurance product. We intend to offer lifetime security to our customers through the widespread marketing of this product, which is a new business approach for us. We intend to make *Super Insurance* the major focus of products we made available to individuals, and intend to support the launch of this product with thorough preparation.

In addition, we aggressively broadened our coverage lineup during fiscal 2001. We continued to expand our Tokio Automobile Policy (TAP) product offerings. We discounted premiums for policyholders who use the Immobilizer anti-theft device, and developed TAP-F as a product for large fleet owners. We launched Home Guard fire insurance for new homeowners. In personal accident insurance, we introduced *Dr. Pension*, which offers guaranteed interest rates for participants corresponding with the requirements of the Defined Contribution Pension Law. For companies operating overseas, we completed an expanded range of packages that allow them to address emerging risks, including Changing Political Conditions Insurance, Overseas Natural Disaster

Insurance and Pension Beneficiary Liability Insurance, which safeguards business owners offering defined contribution pension schemes.

On the services front, we developed the Automobile Theft Risk Assessment Program with The Tokio Marine Risk Consulting Co., Ltd. This program employs our vehicle theft statistics to help customers analyze risks and formulate countermeasures. Also during fiscal 2001, we started offering a Total Support Service for Overseas Risk Management, which provides advice on accident prevention to the many companies with employees stationed or traveling overseas. This product also includes troubleshooting support and medical services.

Services Structure

In fiscal 2001, we expanded our customer service facilities and established the Tokio Marine Customer Center. This facility is among the largest of its kind in the world, and is designed to improve customer services while enhancing our operational efficiency. The center harnesses advanced information technology to handle various new capabilities, working closely with our sales representatives and agents to provide customers with rapid response and comprehensive services.

Also during fiscal 2001, we continued to actively develop Agents Online, which is a foundation for implementing modernized office processes for new policy issuance. At the close of fiscal 2001, approximately 100,000 terminals were online with this system, through which agents can directly input policy information. The system handles paperwork for more than 8.4 million policies annually, and is contributing meaningfully to the efficiency of Tokio Marine and its agents.

New Businesses

In order to take advantage of the October 2001 introduction of the Defined Contribution Pension Law, we developed a range of new product offerings, including *Comprehensive Agreement* designed for small and medium-sized firms with defined contribution schemes. *Comprehensive Agreement* allows groups of companies to coordinate a single contract that will simplify and reduce the costs of clerical procedures. We are also promoting sales of products for the self-employed.

Overseas, we further developed our insurance operations throughout Asia. For example, we invested in and began assisting in the management of a Thai life insurer, and acquired a mid-tier non-life insurance firm in Malaysia.

During fiscal 2001, we decided to liquidate Charles Schwab Tokio Marine Securities Co., Ltd., as part of our policy to select and concentrate our businesses. This decision was also influenced by the increasingly adverse operating environment for online securities firms.

Results

Reflecting the above steps under highly challenging conditions, our operating results were as follows:

Ordinary income for fiscal 2001 was 1,822.7 billion yen, a decrease of 23.9 billion yen from fiscal 2000. The main components of ordinary income were 1,674.8 billion yen in underwriting income and 139.5 billion yen in investment income. Ordinary expenses for fiscal 2001 were 1,752.5 billion yen, a decrease of 7.7 billion yen from fiscal 2000. Ordinary expenses were mainly comprised of underwriting expenses of 1,413.8 billion yen, investment expenses of 70.2 billion yen, and underwriting and general administrative expenses of 253.9 billion yen.

As a result, ordinary profit declined 16.1 billion yen from fiscal 2000, or 18.7%, to 70.2 billion yen.

Net income, comprising ordinary profit plus extraordinary profit minus extraordinary losses minus income taxes minus deferred income taxes, was 39.181 billion yen for fiscal 2001, which was 3.958 billion yen, or 9.2%, lower than in fiscal 2000.

The results of underwriting operations were as follows:

In fiscal 2001, net premiums written were 1,349.0 billion yen, an increase of 2.9% compared to fiscal 2000. The loss ratio, however, was 57.6% a decrease of 2.7% from fiscal 2000. This decrease was due partly to the occurrence of fewer major natural disasters during fiscal 2001, and partly as a result of our efforts to improve performance in our largest insurance business, automobile insurance. A company-wide drive to lower costs resulted in an expense ratio in fiscal 2001 of 34.6%, a decrease of 1.4% from fiscal 2000. As a result, despite a tough business environment, underwriting profit increased from 8.5 billion yen in fiscal 2000, to 29.1 billion yen in fiscal 2001.

Results from our principal insurance operations were as follows:

Fire insurance: Net premiums written increased were 161.1 billion yen an increase of 3.2% compared to fiscal 2000, in part reflecting the start of insurance product sales through banks. The loss ratio was 37.4%, a decrease of 1.6% compared to fiscal 2000.

Marine insurance: Net premiums written in fiscal 2001 were 53.8 billion yen, an increase of 2.6% compared to fiscal 2000. The loss ratio for fiscal 2001 was 61.2%, an increase of 1.7% compared to fiscal 2000.

Personal accident insurance: Net premiums written in fiscal 2001 were 120.4 billion yen, a decrease of 4.1% from fiscal 2000. This decrease resulted primarily from low demand for savings-type personal accident insurance and reduced demand for overseas travel insurance in the aftermath of the terrorist strikes in the United States. The loss ratio was 47.1% for fiscal 2001, a decrease of 0.8% from fiscal 2000.

Voluntary automobile insurance: Net premiums written in fiscal 2001were 695.6 billion yen, an increase of 1.7% compared to fiscal 2000, reflecting expanded sales of additional personal injury coverage, which offset lower growth in the number of vehicles insured. The loss ratio for fiscal 2001 was 61.2%, a decrease of 3.6% from fiscal 2000, due to company-wide efforts to improve results and because there were fewer natural disasters in fiscal 2001.

Compulsory automobile liability insurance: Net premiums written in fiscal 2001 were 114.9 billion yen, an increase of 4.1% compared to fiscal 2000. The loss ratio for fiscal 2001 was 72.5% a decrease of 2.2% from fiscal 2000.

Other types of insurance: This category includes liability insurance, comprehensive movables insurance, workers' compensation insurance, machinery insurance, transportation insurance and miscellaneous pecuniary loss insurance. Net premiums written in fiscal 2001 were 202.9 billion yen, an increase of 11.5% from fiscal 2000, due to gains in liability, machinery, and workers' compensation insurance premiums. The loss ratio for fiscal 2001 was 58.6%, a decrease of 3.5% from fiscal 2000.

The following summarizes results from our asset management operations:

At the end of fiscal 2001, total assets were 7,898.1 billion yen, an increase of 3.0% compared to fiscal 2000 and investment assets were 6,568.2 billion yen, a decrease of 3.2% from fiscal 2000. Investment assets mainly comprised 4,622.9 billion yen in investment securities and 653.7 billion yen in loans. Interest and dividend income for fiscal 2001 was 136.2 billion yen, an increase of 1.6 billion yen from fiscal 2000.

In asset management, we continued to enhance the sophistication of our risk management while enhancing investment returns. To cover payments of claims and maturity refunds, we further reinforced asset and liability management while ensuring asset stability and liquidity.

The Tokio Marine Life Insurance Co., Ltd. celebrated its fifth year of operations in fiscal 2001. This subsidiary sold 160,000 new individual life and pension policies during the fiscal 2001, increasing the size of the total portfolio to 870,000 policies at the end of fiscal 2001.

We earlier filed suit with the Tokyo High Court to overturn a ruling of an order to pay a surcharge pursuant to an advisory ruling by the Fair Trade Commission to the Union of Machinery Insurers of Japan. In November 2001, the Court partly accepted our claim and ordered the Fair Trade Commission to partially rescind its advisory ruling. The Fair Trade Commission has responded by appealing the Tokyo High Court's ruling to the Supreme Court.

Looking Ahead

In fiscal 2002, we expect that conditions in the Japanese economy will likely remain adverse. This expectation reflects concerns that worsening unemployment and declining personal incomes may further depress demand, notwithstanding indications that downturns in the transportation and manufacturing sectors may be coming to an end as prospects for the global economy improve.

As corporate and individual policyholders become even more selective, competition among insurers will likely intensify in terms of products and premiums, as well as services.

In April 2002, we inaugurated a two-year plan called *Breakthrough 2003 Plan—Building New Corporate Value*. Through this initiative, we intend to restructure and selectively concentrate our businesses while constantly bolstering our competitiveness to improve revenues and earnings, and thereby expand enterprise value for the Millea Holdings Group. To support these goals, we will institute an executive officer system beginning in June 2002. This new structure should accelerate decision-making and clarify responsibilities.

With all employees in the Millea Holdings Group working together, we are striving to develop as a healthy, growing, and profitable enterprise. We ask for your continued support and encouragement in these efforts.

Notes:

This report includes the following notes and uses the following terms, which are defined below.

1. Loss ratio = (net insurance payouts + loss assessment costs) divided by net premiums

2. Expense ratio = (miscellaneous charges and collection fees + general administration expenses for underwriting*) divided by net premiums written

3. Underwriting profit = underwriting revenues – underwriting expenses – selling, general and administrative costs for underwriting + other income and expenditure**

4. We have rounded down premium amounts and numbers of shares, and we have rounded off second decimal points for ratios to a single decimal point.

* In fiscal 2001, general administrative expenses for underwriting totaled 230,753 million yen.
** "Other income and expenditure" includes the equivalent of income taxes on compulsory automobile liability insurance. In fiscal 2001, "Other income and expenditure" was minus 1,147 million yen.

2. Four Year Summary of Operations and Assets:

(Yen in millions, except per share amounts.)

(Years ended March 31)

	1999	2000	2001	2002
Net Premiums Written	1,285,470	1,286,966	1,310,800	1,349,010
(Fire Insurance)	(156,886)	(157,114)	(156,158)	(161,129)
(Marine Insurance)	(62,026)	(52,748)	(52,533)	(53,883)
(Personal Accident Insurance)	(132,285)	(128,582)	(125,671)	(120,497)
(Automobile Insurance)	(649,324)	(661,852)	(684,125)	(695,695)
(Compulsory Automobile Liability Insurance)	(104,108)	(107,475)	(110,372)	(114,903)
(Others)	(180,839)	(179,194)	(181,938)	(202,900)
Interest and dividends	167,217	156,151	134,562	136,240
Underwriting Profit	77,012	64,928	8,515	29,120
Ordinary Profit	133,953	46,080	86,412	70,228
Net Income	31,964	30,614	43,140	39,181
Loss Ratio	58.9%	62.1%	60.3%	57.6%
Expense Ratio	36.5%	36.4%	36.0%	34.6%
Investment Assets	4,924,937	4,820,460	6,787,581	6,568,275
Total Assets	5,371,988	5,685,433	7,670,181	7,898,120
Net Income per share	Yen 20.62	Yen 19.75	Yen 27.83	Yen 25.28

Notes:

1. Investment assets = Deposit and savings + Call loans + Monetary receivables bought + Money trusts + Securities + Loans + Land + Buildings

2. Net income per share is calculated on the basis of the total number of shares outstanding during each fiscal year (computed by weighted average method). From fiscal 2001, treasury stock Is excluded from this calculation.

3. From fiscal 2000, there was implementation of the accounting standard related to financial products (Statement Concerning the Establishment of an Accounting Standard Related to Financial Products, Business Accounting Deliberation Council, January 22, 1999), and revisions to the presentation of the balance sheet and statements of income as prescribed in Regulations of the Insurance Business Law. Interest and dividends, Ordinary Profit, Net Income, Investment Assets, Total Assets and Net Income per share before fiscal 1999 shows numbers stated In the balance sheets and Income statements.

3. Number of Branch Offices and Agents:

(As of March 31)

	2001	2002	Increase/ Decrease
Divisions	16	16	0
Branch Offices	67	67	0
Sub-branch Offices	325	315	-10
Offices	62	52	-10
Overseas Branch Offices	2	2	0
Overseas Representative Offices	50	49	-1
Total	522	501	-21
Agents	64,659	58,742	-5,917
Overseas Agents	12	12	0
Total	64,671	58,754	-5,917

4. Employees:

1) Number of employees

	2001	2002
Total	13,255	12,743

(As of March 31)

2) Average age of employees (As of March 31, 2002)

39.5 years old

3) Average length of service of employees (As of March 31, 2002)

10.5 years

4) Average amount of monthly salaries for employees (As of March 31, 2002)

512 thousand yen

Notes: 1. "Employees" do not include Directors concurrently serving as employees and employees on suspension and casual, and day laborers.

2. "Average amount of monthly salaries" is the average amount of ordinary monthly salaries in March 2002 and includes overtime and holiday allowances but does not include bonuses.

3. As for average age and average length of service of employees, numbers smaller than 0.1 are rounded down.

5. Common Stock (As of March 31, 2002):

1. Total number of the shares authorized to be issued: 2,500,000 thousand
2. Total number of the issued shares: 1,549,692 thousand
3. Total number of shareholders: 108,242

6. Major Shareholders (As of March 31, 2002):

Shareholders	Capital contribution to the Company		Capital contribution by the Company to Major Shareholders	
	Number of Shares Held	Share-Holding Ratio	Number of Shares held	Share-Holding Ratio
	Thousand	%	Thousand	%
The Bank of Tokyo-Mitsubishi, Limited	74,701	4.8	-	-
Nats Cumco	64,638	4.2	-	-
The Mitsubishi Trust & Banking Corporation (Trust Account)	58,756	3.8	-	-
Meiji Mutual Life Insurance Company	54,134	3.5	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	43,190	2.8	-	-
The Dai-Ichi Kangyo Bank, Limited	29,891	1.9	-	-
The Mitsubishi Trust & Banking Corporation	28,401	1.8	-	-
Mizuho Trust & Banking Co., Ltd. (Retirement Benefits Trust Account for Mitsubishi Heavy Industries)	28,148	1.8	-	-
State Street Bank and Trust Company	25,272	1.6	-	-
Tokai Employees' Share Purchase Plan	24,163	1.6	-	-

Notes: 1. Nats Cumco is the nominal holder of stocks deposited for issuance of ADRs.

2. The Company holds 124,929.36 shares of ordinary stock of Mitsubishi Tokyo Financial Group, Inc. (shareholding ratio: 2.2%), which wholly owns The Bank of Tokyo-Mitsubishi, Limited and The Mitsubishi Trust & Banking Corporation. In addition to the above, the Company holds 41,700 shares of nonvoting stock issued by

Mitsubishi Tokyo Financial Group, Inc.

3. The Company holds 44,180 shares of ordinary stock of Mizuho Holdings, Inc. (shareholding ratio: 0.5%), which wholly owns The Dai-Ichi Kangyo Bank, Limited.

4. 28,148,000 shares held by Mizuho Trust & Banking Co, Ltd. (Retirement Benefits Trust Account for Mitsubishi Heavy Industries) is an asset trusted by The Mitsubishi Heavy Industries, Ltd. as retirement benefits trust. The Company holds 66,012,000 shares of ordinary stock of The Mitsubishi Heavy Industries, Ltd. (shareholding ratio: 2.0%)

7. Acquisition, disposition and retention of treasury stock:

1) Acquisition
Acquisition by buying back less-than-one-unit shares

Ordinary Stock	898,193 shares
Total Amount	924,618,000 yen

2) Disposition

Ordinary Stock	233,000 shares
Total Amount	279,708,000 yen

3) Number of shares of treasury stock held as of fiscal year end

Ordinary Stock	670,389 shares

8. Directors and Corporate Auditors (As of March 31, 2002):

Positions	Name	Assigned duties or principal Occupation
Representative Director and Chairman of the Board	Koukei Higuchi	
Representative Director and President	Kunio Ishihara	
Representative Director and Executive Vice President	Hirotada Seyama	Assistant to the President Supervisor of Personal Lines In charge of Production & Service Promotion Dept., Personal Lines Underwriting Dept., Health care and Services Dept., Marketing & Planning Dept. and Marketing Promotion Dept.
Representative Director and Executive Vice President	Shoji Ueno	Assistant to the President In charge of Corporate Planning Dept., Personnel Planning Dept., Corporate Communications Dept., Corporate Accounting Dept. and Financial Risk Management Dept. Assistant to the Managing Director in charge of Internal Auditing Dept.
Representative Director and Executive Vice President	Akihiko Mori	Assistant to the President Assistant to the General Manager of Overseas Division Assistant to the Managing Director in charge of Corporate Planning Dept.
Representative Director and Senior Managing Director	Toshikazu Kakudai	Supervisor of Commercial Lines General Manager of Tokyo Corporate Business Division II In charge of Claims Service Dept. and Marketing Promotion & Planning Dept.(Commercial Lines)
Representative Director and Senior Managing Director	Katsuo Handa	Supervisor of insurance sales through automobile dealers General Manager of Tokyo Automobile Industry Division In charge of Marketing Promotion & Planning Dept.(Automobile Industry)
Representative Director and Managing Director	Shinsaku Nomura	In charge of Internal Auditing Dept., Corporate Administration Dept., Corporate Legal Dept., IT Planning Dept. and Office Procedures & Accounting Dept.

Positions	Name	Assigned duties or principal Occupation
Representative Director and Managing Director	Josuke Shindo	General Manager of Tokyo Corporate Business Division III In charge of Marine Underwriting Dept.
Representative Director and Managing Director	Yoichiro Iwama	General Manager of Investment & Financial Services Division
Representative Director and Managing Director	Haruo Marumo	General Manager of Metropolitan Division II In charge of Claims Management Dept. and Commercial Lines Claims Dept.
Representative Director and Managing Director	Masaharu Nakamura	General Manager of Tokyo Corporate Business Division I In Charge of Commercial Lines Underwriting Dept. and Risk Management Dept. Assistant to the General Manager of Overseas Division (Asia)
Representative Director and Managing Director	Hiroshi Kanasugi	General Manager of Kyushu/Okinawa Division
Representative Director and Managing Director	Tomohisa Yamada	General Manager of Metropolitan Division I
Representative Director and Managing Director	Tsutomu Okubo	General Manager of Hokkaido Division
Representative Director and Managing Director	Sachio Sakiya	General Manager of Kinki Division II
Representative Director and Managing Director	Hiroyoshi Wada	General Manager of Overseas Division In charge of Commercial Lines Underwriting Dept. (International Reinsurance)

Positions	Name	Assigned duties or principal Occupation
Representative Director and Managing Director.	Kazuya Hamaguchi	General Manager of Chugoku/Shikoku Division
Representative Director and Managing Director	Hiroyuki Kato	General Manager of Tokai Division
Representative Director and Managing Director	Minoru Suzuki	General Manager of Chubu/Hokuriku Division
Representative Director and Managing Director	Morio Ishii	General Manager of Kinki Division I
Representative Director and Managing Director	Kenji Omori	General Manager of Tohoku Division
Director	Minoru Makihara	Chairman of the Board of Directors of Mitsubishi Corporation
Director	Hidetsugu Nakayama	General Manager of Tokyo Shintoshin Branch, Metropolitan Division I
Director	Teruyuki Shirakawa	General Manager of Takamatsu Branch, Chugoku/Shikoku Division
Director	Shuzo Sumi	Chief Representative in London, Overseas Division
Director	Toru Komiya	General Manager of Commercial Lines Claims Dept.
Director	Yasuo Yaoita	General Manager, Corporate Planning Dept.
Director	Masayuki Hashimoto	General Manager of Marketing Promotion Dept.
Director	Masayuki Iwata	General Manager of IT Planning Dept.
Director	Katsumi Kanda	General Manager of Shizuoka Branch, Chubu/Hokuriku Division

Positions	Name	Assigned duties or principal Occupation
Director	Haruhiko Gyoda	General Manager of General Production Dept. II, Tokyo Corporate Business Division I
Director	Shozo Sawamura	General Manager of Financial Institutions Dept., Tokyo Corporate Business Division III
Director	Toshiro Yagi	General Manager of Corporate Planning Dept.
Director	Fudeji Hama	General Manager of Personnel Planning Dept.
DIrector	Hideo Nagatomo	
Standing Corporate Auditor	Hiroshi Oshio	
Standing Corporate Auditor	Kuniyuki Suda	
Standing Corporate Auditor	Toshio Hashimoto	Attorney-at-law
Corporate Auditor	Yusuke Yoshinaga	President of The Bank of Tokyo-Mitsubishi, Limited
Corporate Auditor	Shigemitsu Miki	President of Mitsubishi Tokyo Financial Group, Inc.
(Chairman)	Shunji Kono	(Retired on June 28, 2001)
(Senior Managing Director)	Takehisa Kikuchi	(Retired on June 28, 2001)
(Senior Managing Director)	Yukio Hayama	(Retired on June 28, 2001)
(Senior Managing Director)	Makoto Akutsu	(Retired on June 28, 2001)
(Director)	Katsuhiko Katayama	(Retired on June 28, 2001)
(Standing Corporate Auditor)	Akira Kakihara	(Retired on June 28, 2001)

Note:

Messrs. Yusuke Yoshinaga and Shigemitsu Miki, Corporate Auditors, are the Corporate Auditors prescribed by paragraph 1, article 18 of Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Stock Corporation.

9. Parent Company and Major Subsidiaries (As of March 31, 2002)

(1) Parent Company
None.

(2) Major Subsidiaries

Company Name	Location	Major Business	Date of Incorporation	Paid-up Capital (Yen in Millions)	**Tokio Marine's Share-holding ratio**
The Tokio Marine Life Insurance Company, Limited	Tokyo, Japan	Life insurance	Aug. 6, 1996	30,000	100.0%
The Tokio Marine Career Service Company, Limited	Tokyo, Japan	Temporary staffing service	June 1, 1984	60	100.0%
Tokio Marine Asset Management Co., Ltd.	Tokyo, Japan	Asset management	Dec. 9, 1985	200	57.5%
Trans Pacific Insurance Company	New York, N.Y., U.S.A.	Property & casualty insurance	Jan. 21, 1982	666	100.0%
The Tokio Marine & Fire Insurance Company (UK) Limited	London, U.K.	Property & casualty insurance	Jan. 29, 1971	6,644	100.0%
Tokio Marine Global Re Limited	Dublin, Ireland	Property & casualty insurance	Dec. 6, 1996	119	100.0%
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Ltd.	Singapore, Singapore	Property & casualty insurance	May 16, 1977	1,809	80.0%
The Tokio Marine and Fire Insurance Company (Hong Kong) Limited	Hong Kong, China	Property & casualty insurance	Apr. 13, 1973	341	100.0%
Tokio Marine Brasil Seguradora S.A.	Sao Paulo, Brazil	Property & casualty insurance	Jan. 1, 1973	2,899	91.3%
Tokio Millennium Re Ltd.	Hamilton, Bermuda	Property & casualty insurance	Mar. 15, 2000	13,325	100.0%
The Tokio Marine Capital Research Limited	London, U.K.	Securities investment	Jan. 3, 1990	379	100.0%

Notes:

1. This table sets forth important subsidiaries.

2. Tokio Marine Asset Management Co., Ltd. and Tokio Marine Global Re Limited are set forth as an important subsidiary from fiscal year ended March 31, 2002.

3. Total ordinary income (turnover in the case of non-insurance companies) of 11 subsidiaries set forth above was 325.3 billion yen. Their total net profit for the year was 13.3 billion yen.

4. The figures in the "Paid-up Capital" column and the yen amounts given in note 3 above are the yen equivalents computed at the rate of exchange prevailing at the time the Company's financial statements are prepared.

10. Events occurring subsequent to balance sheet date:

As stated In "Business Developments and Results", Tokio Marine and Nichido Fire established a holding company, Millea Holdings, Inc. on April 2, 2002 in a statutory share exchange under Japanese law. As a result, the two companies became wholly owned subsidiaries of Millea Holdings, Inc.

11. Other important information regarding the Company:

None.

NON-CONSOLIDATED BALANCE SHEET

The Tokio Marine and Fire Insurance Company, Limited

As of March 31, 2002

(Unit: Yen in millions)

ASSETS	
Cash, deposit and savings:	**388,945**
Cash	1,458
Deposit and savings	387,486
Call loans	**388,700**
Monetary receivables bought	**163,215**
Money trusts	**76,386**
Securities:	**4,622,931**
Government bonds	793,854
Municipal bonds	311,917
Corporate bonds	378,213
Stocks	2,457,769
Foreign securities	543,070
Other securities	138,105
Loans:	**653,733**
Policy loans	18,797
Financial loans	634,936
Property and equipment:	**288,123**
Land	127,870
Buildings	147,950
Furniture and fixtures	12,279
Construction in Progress	23
Other assets:	**556,940**
Premiums receivable	5,123
Home agents' balances	93,548
Foreign agents' balances	33,126
Amounts due from other home insurance companies for co-insurance	12,104
Amounts due from other home insurance companies for reinsurance	74,051
Amounts due from other foreign insurance companies for reinsurance	23,495
Amounts due from other insurance companies for agency business	3
Accounts receivable	33,109
Accrued income	10,459
Deposit receivable	16,118
Deposit with The Japan Earthquake Reinsurance Company	49,311
Suspense payments	40,880
Cash margin deposit for future's contracts	11,904
Difference in future's contracts	258
Financial derivative instruments	152,683
Sundry Assets	762
Customers' liabilities for acceptances and guarantees	**806,659**
Reserve for bad debts	**(-)47,516**
TOTAL	**7,898,120**

LIABILITIES, CAPITAL AND SURPLUS	
Underwriting fund:	**4,262,562**
Outstanding claims	511,879
Underwriting reserve	3,750,682
Bonds	**110,000**
Other liabilities:	**545,146**
Amounts due to other home insurance companies for co-insurance	12,296
Amounts due to other home insurance companies for reinsurance	61,147
Amounts due to other foreign insurance companies for reinsurance	38,805
Loans payable	10
Accrued taxes	43,431
Deposit payable	19,894
Deferred income	2,097
Accounts payable	39,220
Suspense receipts	25,439
Securities borrowed	35
Financial derivative instruments	79,590
Deferred hedge gains	100,776
Cash received for bond lending transactions	122,395
Sundry liabilities	4
Reserve for retirement benefits	**171,616**
Reserve for employees' bonuses	**13,475**
Reserve for price fluctuation	**36,606**
Deferred tax liabilities	**148,078**
Acceptances and guarantees	**806,659**
Total liabilities	**6,094,144**
Stated capital	**101,994**
Legal reserve:	**77,591**
Legal capital reserve	38,782
Legal earned reserve	38,808
Retained earnings:	**691,633**
Appropriated retained earnings:	638,552
(Reserve for dividend)	54,400
(Reserve for pensions)	5,650
(Special catastrophe reserve)	267,000
(Reserve for price fluctuation of foreign investments)	5
(Reserve for reduction of acquisition cost of fixed assets)	6,797
(Special reserve)	304,700
Unappropriated retained earnings:	53,080
(Net income for the year)	39,181
Unrealized gain (loss)	**933,405**
Treasury stock	**(-)648**
Total capital and surplus	**1,803,976**
TOTAL	**7,898,120**

Notes:

1. Appraisal standards and methods used for marketable securities are as follows:

   A) Shares held in subsidiaries and affiliates are accounted for at cost using the moving average method.
   B) For securities other than trading securities, bonds held to maturity or investment in subsidiaries and affiliates (as "Other Securities"), quoted securities are stated at market value at the fiscal year-end. Unrealized gains on the securities are included in "Capital and surplus," net of income taxes, and the cost of securities sold is computed using the moving-average method.
   C) In "Other Securities," unquoted securities are stated at cost or amortized cost computed by the moving-average method.
   D) Securities managed as trust assets and included in money trusts that are not independently managed primarily for investment or not held until maturity are accounted for using the same method as for "Other Securities."

2. Derivative transactions are accounted for by the market value method.

3. Valuation gains and losses associated with derivative transactions that fall under hedge accounting are shown as "Deferred hedge gains." Deferred hedge losses totaled 53,004 million yen and deferred hedge gains were 153,780 million yen at the end of the fiscal year ended March 31, 2002.

   To mitigate interest rate fluctuation risk associated with long-term insurance policies, the Company engages in asset liability management (ALM) that controls the risk by simultaneously evaluating and analyzing financial assets and insurance liabilities. Interest rate swap transactions that are used to manage the risk are accounted for by deferred hedging treatment based on the report issued by The Japanese Institute of Certified Public Accountants' "Temporary Treatment of Accounting and Audit for the Insurance Industry on Application of Accounting Standards for Financial Instruments." Derivative transaction contracts in this category were interest rate swap transactions with fixed income of 1,805,100 million yen, interest rate swap transactions with fixed payments of 1,301,100 million yen and unrealized gains amounted to 96,321 million yen.

   Deferred hedge accounting is also applied to interest rate swap transactions used to hedge against interest rate risks of bonds issued by the Company.

4. Depreciation of property and equipment is computed by the declining-balance method. However, depreciation of buildings (excluding leasehold improvement and auxiliary facilities attached to buildings), which were acquired on and after April 1, 1998, is computed by the straight-line method.

5. Foreign currency assets and liabilities are translated into yen equivalents based on the revised accounting standard for foreign currency transactions.

6. In order to provide for losses incurred by bad debts, the reserve for bad debts is calculated as follows, pursuant to the asset self-assessment standard and the asset amortization and allowance standard:

   For debt of a debtor that is in formal bankruptcy, liquidation or any other bankruptcy-related proceedings or is subject to a stay order from a clearing house, and for receivables from insolvent debtors that are not involved in such formal proceedings, an amount equal to the debt minus the amount likely to be collected, through collateral or applicable guarantees, is reserved.

For debt of a debtor that is likely to be insolvent in the near future, an amount equal to the debt minus the amount likely to be collected, through collateral or applicable guarantees or otherwise, taking into account the debtor's overall situation, is reserved.

For other types of debt, the amount of the debt multiplied by the historical collection ratio, which is computed based on loss experience for certain previous periods, is reserved.

For overseas loans made by the Company, a reserve for specified overseas debts (including a reserve for overseas investment losses under Article 55-2 of the Special Taxation Measures Law) is provided to take into account anticipated losses arising out of political or economic turmoil in foreign countries.

All debts are assessed by the Company's asset booking departments and asset administration departments in accordance with the asset self-assessment standard, and the results are audited by the asset-auditing department independent of these departments. The reserve for bad debts mentioned above is computed based on the results of this assessment.

7. The reserve for retirement benefits is stated at the amount estimated to provide for retirement benefit liabilities and pension funds at the balance sheet date.

   Prior service costs are accounted for as expenses at the time of occurrence using the straight-line method over a certain length of years within the average remaining employment period of employees.

Actuarial differences are accounted for as expenses in the next period using the straight-line method over a certain period of years within the average remaining work period of employees.

8. A reserve is provided for employees' bonuses on the basis of the estimated amount to be paid.

9. A reserve for price fluctuation used to provide for possible losses from price fluctuation of stocks etc, is provided under Article 115 of the Insurance Business Law.

10. Except for "Loss adjustment expenses" and "Underwriting and general administrative expenses," consumption tax is booked separately from those transactions subject to the tax. Non-deductible consumption taxes associated with assets are included in suspense payments and amortized in equal installments over a period of five years.

11. Finance leases, except for those leases whose ownership is considered to be transferred to the lessees, are accounted for in the same manner as operating leases.

12. The total amount of loans to customers in bankruptcy, past due loans, accruing loans contractually past due three months or more and restructured loans, as defined in paragraph 1-5 of Article 59-2 of the Ordinance on Insurance Business Law, was 47,290 million yen. The breakdown is as follows:

    A) The amount of loans to customers in bankruptcy was 14,106 million yen.
    Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent non-accrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, which are defined in Article 96, Paragraph 1, Subparagraph 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

B) The amount of past due loans was 24,347 million yen.
Past due loans are non-accrual loans other than loans to customers in bankruptcy and loans for which interest payment is deferred in order to assist the financial recovery of debtors in financial difficulties.

C) The amount of accruing loans contractually past due three months or more was 16 million yen. Accruing loans contractually past due three months or more do not include loans classified as loans to customers in bankruptcy or past due loans.

D) The amount of restructured loans was 8,819 million yen.
Restructured loans are loans on which the Company has granted concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery so they will eventually be able to pay their creditors. Loans classified as loans to customers in bankruptcy or past due loans or accruing loans contractually past due three months or more are excluded.

13. The accumulated depreciation of property and equipment was 243,644 million yen and the depreciated book value was 18,626 million yen.

14. Net income per share for the fiscal year was 25.28 yen.

15. Net assets as defined in Article 290, Section 1, Part 6 of the Commercial Law totaled 917,090 million yen.

16. The total amount of monetary debts owed to the Company by subsidiaries was 24,922 million yen and the total amount of monetary debts owed by the Company to its subsidiaries was 3,996 million yen.

17. Besides property and equipment as presented in the balance sheet, assets used under lease contracts are mainly computer hardware.

18. Items related to retirement benefits are as follows:
A) Breakdown of retirement benefit liabilities:

Retirement benefit liabilities	(380,545) million yen
Pension assets	144,711 million yen
Unaccrued retirement benefit liabilities	(235,834) million yen
Unappropriated differences from accounting changes	nil
Unrecognized actuarial difference	97,380 million yen
Unrecognized prior service costs	(33,162) million yen
Net of above on balance sheet	(171,616) million yen
Prepaid pension expenses	nil
Reserve for retirement benefits	(171,616) million yen

B) Accounting for retirement benefit liabilities:

Distribution method for estimated retirement benefits:	The lump-sum retirement benefit system employs the point standard, and the contributory pension fund system employs the fixed period straight line standard.
Discount rate	2.5%
Expected rate of return on investment	2.3%

Years to amortize prior service costs	15
Years to amortize actuarial differences	15

19. Deferred tax assets were 393,554 million yen and deferred tax liabilities were 541,632 million yen. Deferred tax assets primarily consisted of underwriting reserves of 242,040 million yen, reserve for retirement benefits of 52,187 million yen, and reserve for outstanding claims of 30,481 million yen. Deferred tax liabilities of 535,655 million yen were caused by appraisal gains on "Other Securities" and other similarly treated items such as "Money trusts" and "Trade payables."

20. Investment in subsidiaries totaled 130,155 million yen.

21. Securities loaned totaled 163,538 million yen.

22. Assets pledged as collateral comprised securities totaling 38,662 million yen. Liabilities related to pledged assets were reserves for outstanding claims of 939 million yen and loans payable of 10 million yen. Securities used as collateral for futures transactions totaled 50,527 million yen, and securities for the Bank of Japan's instant gross settlement system for transactions of checking accounts and Japanese government bonds totaled 125,997 million yen.

23. Loan commitments at the end of the financial year totaled 1,339 million yen. Of this, loans made totaled 1,114 million yen, and loans committed but not yet made totaled 225 million yen.

24. Due to changes in the Insurance Business Law, Treasury Stock that had previously been accounted for in the Assets section is now recorded under Shareholders' Equity.

25. All amounts shown in this section are rounded down to the nearest stated unit.

NON-CONSOLIDATED INCOME STATEMENT

The Tokio Marine and Fire Insurance Company, Limited

For the year ended March 31, 2002

(Unit: Yen in millions)

[Ordinary Income and Expenses]	
Ordinary income	**1,822,773**
Underwriting income	**1,674,888**
Net premiums written	1,349,010
Deposit premiums by policyholders	205,647
Investment income on deposit premiums	60,679
Reversal of underwriting reserve	58,133
Gain on exchange	1,314
Other underwriting income	102
Investment income	**139,535**
Interest and dividends	136,240
Profit on investment in money trusts	315
Profit on sales of securities	49,682
Profit on redemption of securities	8,462
Gain on exchange	3,973
Other investment income	1,541
Transfer of investment income on deposit premiums	(-)60,679
Other ordinary income	**8,349**
Ordinary expenses	**1,752,544**
Underwriting expenses	**1,413,866**
Net claims paid	721,435
Loss adjustment expenses	56,173
Agency commissions and brokerage	235,609
Maturity refunds to policyholders	384,225
Dividends to policyholders	265
Reserve for outstanding claims	15,743
Other underwriting expenses	413
Investment expenses	**70,208**
Loss on investment in monetary trusts	442
Loss on investment in securities held for trading	287
Loss on sales of securities	4,981
Loss on revaluation of securities	41,152
Loss on redemption of securities	611
	22,726
Other investment expenses	8
Underwriting and general administrative expenses	**253,948**
Other ordinary expenses	**14,522**
Interest paid	2,617
Reserve for bad debts	6,643
Loss on bad debts	60
Other ordinary expenses	5,199
Ordinary profit	**70,228**
[Extraordinary Items]	
Extraordinary profit	**7,352**
Profit on sales of other properties	7,352
Extraordinary loss	**25,774**
Loss on sales of other properties	3,925
Reserve for price fluctuation	5,119
Extra write-off against profit on sales of properties	9
Loss on revaluation of securities of affiliates	2,749
Other extraordinary loss	13,970
Income before income taxes	**51,806**
Income taxes	**48,226**
Income taxes-deferred	**(-)35,601**
Net income for the year	**39,181**
Retained earnings brought forward from the previous period	**13,899**
Unappropriated retained earnings at year end	**53,080**

Notes:

1. Revenues derived from transactions with subsidiaries totaled 21,174 million yen, and related transaction expenses totaled 66,282 million yen.
2.
   A) The breakdown of net insurance premium income is as follows.

Insurance premium income	1,615,831 million yen
Reinsurance premium paid	266,821 million yen
Net insurance premium income	1,349,010 million yen

   B) The breakdown of net claims paid is as follows.

Insurance claims paid	931,746 million yen
Reinsurance amount recovered	210,311 million yen
Net claims paid	721,435 million yen

   C) The breakdown of miscellaneous fees and collection costs is as follows.

Miscellaneous fees and collection costs	254,774 million yen
Outwards reinsurance fees	19,164 million yen
Net miscellaneous fees and collection costs	235,609 million yen

   D) The breakdown of interest income and dividend income is as follows.

Interest on deposits	257 million yen
Interest on call loans	99 million yen
Interest on monetary claims acquired	3,171 million yen
Securities interest and dividends	78,342 million yen
Interest on loans	17,000 million yen
Lease of real estate	13,847 million yen
Other interest and dividend income	23,520 million yen
Total	136,240 million yen

3. Losses on investment securities include losses from sale of 280 million yen and appraisal losses of 6 million yen.

4. Appraisal losses on cash in trust totaled 786 million yen. Appraisal losses on derivative products totaled 25,301 million yen.

5. The breakdown of retirement expenses included in loss assessment expenses, operating expenses, and general administrative expenses is as follows.

Service expenses	13,797 million yen
Interest expenses	9,331 million yen
Expected investment income	(3,191) million yen
Differences in accounting charged off	1,259 million yen
Past service expenses charged off	(1,368) million yen
Retirement benefit expenses	19,827 million yen

6. Other extraordinary losses include 13,007 million yen in adjustments of reported figures arising from changes in the retirement benefit accounting standards, 718 million yen in miscellaneous expenses related to business consolidation, and 244 million yen in appraisal losses on idle real estate.

7. The mandatory effective tax rate for the year was 36.1%, and the corporate tax rate after taking tax benefits into account was 24.4%. This difference is mainly accounted for by -14.9% of dividend income not included in gains and 2.5% of entertainment expenses not included in losses.

8. All amounts shown in this section are rounded down to the nearest stated unit.

PROPOSED DISPOSAL OF PROFIT FOR THE YEAR ENDED MARCH 31, 2002

	(Unit: Yen)
Unappropriated retained earnings	**53,080,670,553**
Reversal of reserves:	**327,152,533,449**
Reserve for dividend	54,400,000,000
Reserve for retirement benefits	5,650,000,000
Special catastrophe reserve	267,000,000,000
Reserve for price fluctuation of foreign investments	1,117,740
Reserve for reduction of acquisition cost of fixed assets	101,415,709
Total	**380,233,204,002**

We propose to dispose of this amount as follows:

Appropriation of retained earnings:	**306,823,267,664**
Legal earned reserve	2,657,337,557
Dividend (8.50 yen per share)	13,166,687,782
Directors' bonuses	120,000,000
Reserves:	290,879,242,325
Reserve for reduction of acquisition cost of fixed assets	3,879,242,325
Special reserve	287,000,000,000
Retained earnings carried forward to the next period	**73,409,936,338**

Copy of Accounting Auditors' Audit Report

Audit Report

May 15, 2002

Mr. Kunio Ishihara
President and Director,
The Tokio Marine and Fire Insurance Company, Limited

1. Outline of the Method of Audit:

In accordance with the provisions of article 2 of "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Stock Corporation", this firm has audited the balance sheet, income statement, business report (to the extent it relates to accounting) and proposed disposal of profit and accompanying detailed statements (to the extent they relate to accounting) of the Tokio Marine and Fire Insurance Company, Limited, covering the period from April 1, 2001 to March 31, 2002. The portions of the business report and the accompanying detailed statement subject to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company and its subsidiaries.

In making such audit, this firm complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those for subsidiaries as deemed necessary by this firm.

2. Results of Audit:

As a result of such audit, this firm is of the opinion:

(1) That such balance sheet and income statement present fairly the state of property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in

accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed disposal of profit is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

3. Subsequent Events

There is a subsequent event stated in the business report, which will have material influence on the state of property and profit and loss of the Company in the subsequent fiscal year(s).

4. Conflict of Interests

There is no such conflict of interests between the Company and this firm or any of its participating partners as is required to be stated under the Certified Public Accountant Law.

ChuoAoyama Audit Corporation

Kuniaki Sato
Certified Public Accountant
Representative Partner
Participating Partner

Yoshihiro Masago
Certified Public Accountant
Representative Partner
Participating Partner

Susumu Arakawa
Certified Public Accountant
Participating Partner

Copy of Corporate Auditors' Audit Report

Audit Report

As a result of receiving and examining reports from each Corporate Auditor on the method as well as results of audit with respect to the performance by directors of their duties during the business term from April 1, 2001 to March 31, 2002, we, the undersigned Corporate Auditors' Committee, report as follows:

1. Summary of the Method of Audit by Auditors

Pursuant to the audit policy and the audit plan set by the Corporate Auditors' Committee, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, heard reports on business activities from directors and employees, inspected important decision documents, etc., made investigations of the activities and state of property of the head office and other principal places of business, heard reports from subsidiaries on their business activities whenever necessary. We also heard accounting auditors' report and explanation on audit, and examined the accounting documents as well as supplementary details:

In addition to the method of audit mentioned above, we conducted a thorough investigation of the particulars of the relevant transactions, as we deemed necessary, by receiving reports from the directors concerned in advance as previously arranged with directors, with respect to competitive transactions by directors, transactions involving conflicting interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition of the Company's own stock.

2. Results of Audit

(1) That the method and results of the audit made by the accounting auditors, ChuoAoyama Audit Corporation, an incorporated audit firm, are found to be proper.

(2) That the business report (except to the extent it relates to accounting) is found to present fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(3) That the proposed disposal of profit is found to have nothing to be pointed out in the light of the state of property of the Company and other circumstances.

(4) That the accompanying detailed statements (except to the extent they relate to accounting) are found to present fairly the matters to be stated therein and to contain nothing to be pointed out.

(5) That in connection with the performance by directors of their duties, no dishonest act or fact of violation of laws, ordinances or the Articles of Incorporation is found to exist.

We find that there is no breach of duties on the part of the directors with respect to competitive transactions by directors, transactions involving conflicting interests between directors and the Company, any gratuitous grant of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders as well as acquisition and disposition of the Company's own stock.

May 17, 2002

Corporate Auditors' Committee,
The Tokio Marine and Fire Insurance Company, Limited

Hiroshi Oshio, Standing Corporate Auditor
Kuniyuki Suda, Standing Corporate Auditor
Toshio Hashimoto, Standing Corporate Auditor
Yusuke Yoshinaga, Corporate Auditor

Note: Mr. Yusuke Yoshinaga is a Corporate Auditor prescribed by paragraph 1, article 18 of Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Stock Corporation.

[*English Summary*]

The Nichido Fire and Marine Insurance Co., Ltd.
3-16, Ginza 5-chome, Chuo-ku, Tokyo

June 11, 2002

To Our Shareholders:

I am pleased to present The Nichido Fire and Marine Insurance Co., Ltd.'s Business Report for the fiscal year ended March 31, 2002, which has been attached hereto for your reference.

In addition, with respect to dividends for our 89th fiscal year of operation, Nichido Fire and Marine has recommended a cash dividend per share of ¥7.50, equal to the dividend per share paid for our 88th fiscal year of operation. Subject to approval at our 89th Annual Shareholders' Meeting, we shall pay this dividend to eligible shareholders registered on the final list of shareholders as of March 31, 2002..

However, as approved at our Extraordinary Shareholders' Meeting held in December 2001, Millea Holdings, Inc. will be the sole shareholder eligible to vote at the Annual Shareholders' Meeting. Accordingly, shareholders registered on the list of shareholders as of March 31, 2002 will not be eligible to participate in the shareholders' meeting.

We ask you to lend your continued valuable support to the Millea Holdings Group.

Sincerely,

Tomio Higuchi
President

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Business Report for Fiscal Year 2001 (ended March 31, 2002)[1]

Review of Operations

In the fiscal year ended March 31, 2002 (fiscal 2001), the Japanese economy declined further as private-sector capital investment fell and the employment and income environment became increasingly severe amid a slowdown in the global economy. Since the beginning of 2002, signs of a halt in the decline in exports and production emerged due to an improvement in the U.S. economy, but consumer spending – the engine of economic recovery – remained sluggish and economic conditions on the whole continued to be severe.

In the non-life insurance industry, during fiscal 2001 deregulation continued to progress while competition in the industry further intensified. For example, the prohibition on over-the-counter sales of insurance by banks was lifted, the insurance agency system was liberalized, and restrictions on the entry of non-life insurers into the third sector of insurance were removed. In addition, owing to such factors as the impact of the terrorist attacks in the United States and the frequent occurrence of automobile theft, loss ratios rose and various conditions surrounding the industry became extremely harsh.

Under such conditions, we made aggressive business moves chiefly in the retail market, our main business base. The primary measures that we implemented during fiscal 2001 are outlined below.

---

[1] The display and calculation of various figures in this Business Report (including the information provided below) conform to the following criteria:

- Insurance premium amounts are subject to rounding down and rates of increase or decrease are shown rounded off to the first decimal place.
- Loss ratio = (Net claims paid + Damage claim investigation expenses) / Net premiums written.
- Expense ratio = (Various commissions and collection costs + Underwriting – Related operating, general and administrative expenses) / Net premiums written.

Business Integration

First, along with The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"), we each held extraordinary shareholders' meetings in December 2001, whereby the shareholders of both companies voted to approve the establishment of Millea Holdings, Inc. ("Millea Holdings") to integrate the management and business of Nichido Fire and Marine and Tokio Marine under Millea Holdings in a holding company structure. After receiving approval from the relevant authorities, Millea Holdings commenced operations on April 2, 2002. The Kyoei Mutual Fire & Marine Insurance Co. plans to integrate its business into Millea Holdings Group by April 2003 and Asahi Mutual Life Insurance Co. plans to do the same in 2004.

Products and Services

In the area of products and services, we launched *Cancer Insurance*, *Medical Insurance* and *Nursing Insurance* products, which were jointly developed by the foregoing mentioned members of Millea Insurance Group, as a result of the July 2001 removal of the prohibition on entry into the third sector. Among these, *Cancer Insurance* and *Medical Insurance* products generated a strong reception from many customers as products precisely targeted to meet needs such as the provision of extensive benefits and ancillary services, as well as adding a new benefit providing for the reimbursement of premiums when no accidents befall the insured.

Another key milestone was our combined development with Tokio Marine of *Super Insurance*, a product that integrates life and non-life insurance and goes beyond previous concepts of non-life insurance products. By selling *Super Insurance* products to a broad range of customers, we aim to establish a new business style that offers them lifetime security. After making adequate preparations, we launched this product and intend to develop it as our core product offering for the individual insurance sector.

In the area of automobile insurance, we renewed our existing products by integrating them into *Shimpai Gomuyo*, a comprehensive automobile insurance policy, to provide a more flexible response to customer needs.

We also developed and began offering *Pro Navi*, a new service whereby we utilize experts on labor and tax matters – such as social insurance and labor consultants – to provide management assistance to small and medium-sized enterprises.

Marketing System

In the area of marketing, we continued to make progress by consolidating and closing marketing operations to create larger, more efficient outlets, which we believe will contribute to increased profitability. At the same time, we endeavored to strengthen our ability to attract business through the introduction of a new agency commission system. In addition, in an attempt to offer customers even greater convenience, we began selling golfer's insurance over the Internet during fiscal 2001, following the launch of overseas travel and accident insurance in the previous fiscal year.

In our overseas operations, we established Nichido Insurance Company (Pacific) Limited, the first Japanese non-life insurance company to be based in Guam. We have been operating in Guam for a long time and this development further reinforces our marketing base there.

Claim Investigation

In the area of claim investigation, we expanded usage of a new automobile damage-claim investigation system, which was introduced in the previous fiscal year, to offer customers a more comprehensive and enhanced service system. We also worked to accelerate and improve the efficiency of our damage-claim investigation work while expanding our regional damage-claim investigation department system throughout Japan.

Legal Compliance

Our non-life insurance business is a regulated business with a high degree of public interest and social responsibility, and we seek to manage the business fairly and soundly at all times. In this regard, we endeavor to implement our business in an appropriate manner, understanding that compliance with laws and regulations form the basis of all our business operations.

In April 2002 we received an administrative penalty from the Financial Services Agency under the Insurance Business Law because our application for approval of an automobile insurance-related product was deemed to have contravened applicable law. As a consequence, we intend to fully review our business management systems to ensure that, as we move forward, we also conduct our business appropriately and engage in fair corporate activities in good faith. We also plan to restructure our legal compliance system in an effort to prevent any reoccurrence of such a legal infringement and to ensure that all of our officers and employees better familiarize themselves with relevant legal procedures.

Results of Operations

In fiscal 2001, the results of our business activities, including the measures mentioned above, were as reported below.

Underwriting income totaled ¥509.2 billion, investment income was ¥57.5 billion, and other ordinary income amounted to ¥0.6 billion. Consequently, ordinary income for fiscal 2001 was ¥567.2 billion, an increase of ¥0.3 billion compared to the fiscal year ended March 31, 2001 (fiscal 2000).

Underwriting expenses totaled ¥424.1 billion and investment expenses were ¥58.8 billion. Operating, general and administrative expenses were ¥74.2 billion, and other ordinary expenses totaled ¥1.5 billion, resulting in a ¥7.2 billion increase in ordinary expenses from fiscal 2000 to ¥558.6 billion.

Ordinary profit declined ¥6.9 billion from fiscal 2000 to ¥8.7 billion. After adjustments for extraordinary profit and loss and income taxes, net income decreased ¥2.0 billion from fiscal 2000 to ¥8.2 billion.

Insurance Underwriting Operations (Non-Life)

In underwriting income, net premiums written fell 1.5% from fiscal 2000 to ¥371.2 billion. In underwriting expenses, net claims paid totaled ¥202.6 billion, and the overall loss ratio decreased 0.6% from fiscal 2000 to 58.9%. Sales and general administrative expenses associated with underwriting totaled ¥70.4 billion, and the expense ratio was 37.6%, equal to the ratio in fiscal 2000.

After adjustments for investment income on deposit premiums, reversal of outstanding claims, reversal of underwriting reserves and other factors, underwriting profit rose ¥9.1 billion from fiscal 2000 to ¥13.3 billion.

Results of Operations based on Non-Life Insurance Products

Fire Insurance

Net premiums written declined 7.4% from fiscal 2000 to ¥73.4 billion. The loss ratio decreased 4.1% from fiscal 2000 to 36.4%.

Marine Insurance

Net premiums written increased 1.3% from fiscal 2000 to ¥2.0 billion, and the loss ratio rose 5.4% from fiscal 2000 to 64.2%.

Personal Accident Insurance

Net premiums written, including the third-sector products relating to *Cancer Insurance*, *Medical Insurance* and *Nursing Insurance*, which we launched during fiscal 2001, dropped 2.8% from fiscal 2000 to ¥30.9 billion. The loss ratio increased 5.8% from fiscal 2000 to 56.1%.

Voluntary Automobile Insurance

Net premiums written edged up 0.1% from fiscal 2000 to ¥209.1 billion, and the loss ratio decreased 0.4% from fiscal 2000 to 64.5%.

Compulsory Automobile Liability Insurance

Net premiums written rose 1.1% from fiscal 2000 to ¥36.0 billion, and the loss ratio fell 1.8% from fiscal 2000 to 73.3%.

Other Insurance

Other insurance mainly comprises third-party liability insurance, inland marine, comprehensive insurance and workers' compensation insurance. Net premiums written in this category grew 3.1% from fiscal 2000 to ¥19.8 billion, and the loss ratio declined 4.5% from fiscal 2000 to 61.3%.

Results of Operations of Asset Management Business Segment

As of March 31, 2002, our total asset management assets were ¥1,915.2 billion, which represents a decrease of ¥182.8 billion from March 31, 2001. Investment assets were ¥1,804.8 billion, which represents a decrease of ¥185.9 billion from March 31, 2001.

In asset management, we worked to strengthen risk management while diversifying asset management methods and increasing the efficiency and effectiveness of these methods. However, interest rates in Japan remained at low

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levels and income from interest and dividends declined ¥2.4 billion from fiscal 200 to ¥29.5 billion.

Looking Ahead

Signs of a halt in the decline in exports and production are beginning to emerge due to expectations of improvement in overseas economies, such as the United States. However, forecasts for the Japanese economy in fiscal 2002 project continued sluggishness in consumer spending and private-sector capital investment – the keys to economic recovery – reflecting such structural factors as the harsh environment surrounding employment and income, and the shift of production bases overseas. Thus, we cannot provide assurances with regards to the direction of economic conditions in fiscal 2002.

In the non-life insurance industry, competitive companies and corporate groups that have recently engaged in mergers or management integration are likely to further strengthen their efforts to improve management efficiency and we believe competition in our businesses is set to intensify further in a variety of areas such as products, prices, services and sales methods.

Under Millea Holdings, we aim to realize the effects of business integration with Tokio Marine in the near future. At the same time, in order to attain the management goals outlined by the Millea Holdings Group, we have formulated a new medium-term management plan that will extend for a period of two years beginning in April 2002. Furthermore, by aggressively pursuing various business strategies, including the reinforcement of our sales organization, development of new markets, improvement of business efficiency, enhancement of customer service and expansion

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of returns on investment, we aim to expand our business and improve corporate earnings.

Our employees and management will continue to make every effort to achieve our mission of contributing to the growth of the Millea Holdings Group while playing a vital role in the holding company structure. We ask for the continued support and guidance of Millea Holdings' shareholders in these endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

June 14, 2002

By: /s/ TETSUYA UNNO
General Manager of Corporate Legal and Risk Management Department

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